SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDOVEX CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

58504H101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renee Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 325,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 610,834(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 325,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 610,834(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,834(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 307,133 shares of common stock held by spouse, Barry Honig, (ii) 288,915 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and (iii) 14,786 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”). Barry Honig is the trustee of Roth 401K and the managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities. Excludes 90,762 shares of common stock underlying Series A Warrants held by Barry Honig which contains a 4.99% beneficial ownership blocker.

Item (a).	Name of Issuer:

Medovex Corp., a Nevada corporation (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

3279 Hardee Avenue
Atlanta, Georgia 30341

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Renee Honig (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Renee Honig is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

58504H101

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:  935,834(1)

(b) Percent of class:  8.3%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 325,000
(ii) Shared power to vote or to direct the vote:  610,834(1)
(iii) Sole power to dispose or to direct the disposition of: 325,000
(iv) Shared power to dispose or to direct the disposition of:  610,834(1)

(1)
Includes (i) 307,133 shares of common stock held by spouse, Barry Honig, (ii) 288,915 shares of common stock held by Roth 401K and (iii) 14,786 shares of common stock held by Marlin. Barry Honig is the trustee of Roth 401K and the managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities. Excludes 90,762 shares of common stock underlying Series A Warrants held by Barry Honig which contains a 4.99% beneficial ownership blocker.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	By:	/s/ Renee Honig
Renee Honig